EXHIBIT 99.1

Internet Gold - Golden Lines Ltd. (the “Company”) advises that at an Extraordinary General Meeting of the Company (the “Meeting”) held on November 7, 2013 the following resolutions were passed:

(1)	To approve the compensation policy for the Company’s directors and officers.

(2)	To approve an updated compensation arrangement for the Company’s chief executive officer in accordance with amendment no. 20 to the Israeli Companies Law.